FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, August 24, 2022

Ger. Gen. No. 11/2022

Ms. Solange Berstein Jáuregui

Chairwoman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Madam,

In accordance with articles 9 and 10, paragraph two of the Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you that as anticipated by the Company in a Significant Event disclosed on June 10, 2022, the Enel Americas’ (the “Company”) Brazilian subsidiary, Enel Brasil S.A., completed yesterday the sale of 100% of the shares issued by CGTF – Central Geradora Thermoelétrica Fortaleza S.A. (“Termofortaleza”), owned by Enel Brasil S.A., to ENEVA S.A. (the “Sale”).

In consideration of the sale of the aforementioned shares, Enel Brasil S.A. received on this date the payment of R$ 489,755,891.94, equivalent to approximately USD 96 million, after complying with all the conditions provided for in the Purchase Agreement. This value represents an Enterprise Value of R$ 431,583,000, equivalent to approximately USD 85 million. This price is subject to positive or negative adjustments, according to the validation of the closing balance to be made by Termofortaleza within the next 90 days. The Sale also foresees contingent payments associated with the future recontracting of the plant, which may reach an additional R$ 97 million equivalent to approximately USD 19 million.

As reported at the time, Termofortaleza’s main operating asset is UTE Fortaleza, a gas-fired thermal power plant, with a maximum installed capacity of 327 MW, located in the municipality of Caucaia, State of Ceará, in the northeast region of Brazil.

This operation is part of the Company’s decarbonization policy and had been contemplated in the hypotheses of the 2022-2024 Strategic Plan presented to the market last November.

As a result of this transaction, it is estimated that the Company must record a total loss of approximately USD 170 million in its consolidated net result, of which USD 49 million have already been recognized in the Company’s financial statements as of the first half of this year. These amounts do not include additional income that is subject to Termofortaleza’s business performance, indicated above.

Yours truly,

Aurelio Bustilho de Oliveira

Chief Financial Officer

Enel Américas S.A.

ccc.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
Depósito Central de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: August 24, 2022